Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Air Methods Corporation:

We consent to the use of our report dated February 27, 2015, with respect to the consolidated balance sheets of Air Methods Corporation as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2014, and the related consolidated financial statement Schedule II – Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 Annual Report on Form 10‑K, incorporated by reference herein.

/s/ KPMG LLP
Denver, Colorado
September 10, 2015